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View/Update Registration Information - Entity Profile Information

NFAID   0291281   □   CITIGROUP GLOBAL MARKETS LIMITED

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To view/update this entity's detailed information, click the applicable link **in** the left-hand side navigation.

Current Status Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	11/15/2013
EXEMPT FOREIGN FIRM APPROVED	11/20/1998
NFA ID 0519517 CITIGROUP GLOBAL MARKETS EUROPE AG	
PRINCIPAL APPROVED	04/24/2019

Status History Information   V

Outstanding Requirements   V

Disciplined Employee Summary	v
Exempt Foreign Firm Information	v



View BASIC



Business Information

Viewed on April 24, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Name	**CITIGROUP GLOBAL MARKETS LIMITED**
Form of Organization	**CORPORATION**
Country	**UNITED KINGDOM**
Federal EIN	**Not provided**

Business Address

Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 SLB**
Country	**UNITED KINGDOM**
Phone Number	**+44 20 7508 8000**
Fax Number	**Not provided**
Email	**Not provided**
Website/URL	**Not provided**
CRD/IARD ID	**Not provided**



Exempt Foreign Firm Contact Information

Viewed on April 24, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Exempt Foreign Firm Contact Address

First Name	**SUMANA**
Last Name	**SINHA**
TWe	**GLOBAL EXPENSES MANAGEMENT TEAM**
Street Address 1	**CITIGROUP CENTRE 1 5TH FLOOR**
Street Address 2	**33 CANADA SQUARE**
City	**CANARY WHARF**
Province	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**011-44-207-986-6327**
Email	**TRADING.EXPENSES@CITI.COM**



Other Names

SALOMON BROTHERS INTERNATIONAL LIMITED
ALIAS

SALOMON BROTHERS INTERNATIONAL LTD
DBA   **NOT IN USE**



Location of Business Records

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 SLB**
Country	**UNITED KINGDOM**



U.S. Address for the Production of Business Records

Office Of	**CITIGROUP GLOBAL MARKETS INC.**
Street Address **1**	**388 GREENWICH STREET**
Street Address 2	**ATTENTION: LEGAL & COMPLIANCE**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10013**



Principal Information

Individual Information

NFAID	**0571330**
Name	**ATKINSON, NICOLA JANE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-07-2025**

NFAID	**0538968**
Name	**CLARK, SALLY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-06-2021**

NFAID	**0484489**
Name	**FALL, WILLIAM**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-06-2021**

NFAID	**0519823**
Name	**FLOWERDAY, DAVID LEONARD**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-18-2019**

NFAID	**0577739**
Name	**JOSHI, NIKHIL**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-22-2026**

NFAID	**0515303**
Name	**KANE, NICOLA**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-29-2024**

NFAID	**0559796**
Name	**LEE, TIINA LE SEONG**
TItle(s)	**CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-02-2024**

NFAID	**0522954**
Name	**MORTON, ANDREW JOHN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-24-2020**

NFAID	**0485735**
Name	**MOULDS, JONATHAN PAUL**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-08-2022**

NFAID	**0553314**
Name	**PLUNKETT, IAIN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-02-2023**

NFAID	**0551559**
Name	**RAJA, AMIT ANIL**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**11-25-2022**
NFAID	**0566652**
Name	**RAYSON, PAUL ANDREW**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-17-2024**
NFAID	**0556290**
Name	**SEN GOSAIN, MANJIRA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-23-2023**
NFAID	**0577102**
Name	**SINGH, GAGANDEEP**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-22-2026**
NFAID	**0520000**
Name	**VON KOSKULL, CASPER WILHELM**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-09-2024**

Holding Company Information

NFAID	**0388448**
Full Name	**CITIGROUP INC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**02-27-2014**



Principal Name and Financial Interest

Viewed on April 24, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED



Non-U.S. Regulator Information

Viewed on April 24, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
ISRAEL	ISRAEL SECURITIES AUTHORITY
UNITED ARAB EMIRATES	DUBAI FINANCIAL SERVICES AUTHORITY
SWITZERLAND	SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY (FINMA)
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY (FCA)
UNITED KINGDOM	PRUDENTIAL REGULATION AUTHORITY (PRA)



Agent Information

Viewed on April 24, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Current Agent

Agent ID	Agent Name	Start Date
0002026	CITIGROUP GLOBAL MARKETS INC	10/1/2012

Agent History

Agent ID	Agent Name	Start Date	End Date
No information available			



Doing Business With

Doing Business With - Current

NFA ID	Name	Start Date
No Information Available		

Doing Business With - History

NFAID	Name	Start Date	End Date
No Information Available			



Disciplinary Information - Criminal Disclosures

Viewed on April 24, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor;</u>

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pied guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pied guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question **E**

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found,</u> after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person;</u> or
- have failed to supervise another <u>person's</u> activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes



ORS
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Disciplinary Information - Criminal Disclosure Matter Summary

NFAID   0291281      CITIGROUP GLOBAL MARKETS LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

＋ **AddDMP**

@ **Archived Criminal Disclosure Matter Summary**

There are currently no archived DMPs.

[redacted] **NFAID**

E'ICITIGROUPGLOBALMARKET'SUMITED

To add a Disclosure Matter Page (DMP), did the Add DMP button. To view o, update a current DMP, dick the link in the Date DMP Filed column. To delete an "In Process DMP, did: tr.e Dekete button in the Action umn.

Toviewthehistoric:alversionsofDMPs,didthelinkinthePrioffiling(s)columnifapplicabH,

F0<additionalassislar><e,contactNFAat(800)621-35700<(312}781-1410.Yoomayalsoseodanemailtoregistration@nla.futures.org.

CurrentR.egulatoryDisdosureMatterSummary(9DMPs

Q An:hived Regulatory 01sdosure Matter Summary (5 OMPs) v



ORS
Dashboard

Search for an NFA ID   Apply for Registration

View/Update Registration   Withdraw Registration

Security   Report Center   Accounting   Help

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Online Registration System

Disciplinary Information - Financial Disclosure Matter Summary

NFAID   0291281      CITIGROUP GLOBAL MARKETS LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.or g.

$+$ AddDMP

Current Financial Disclosure Matter Summary (2 DMPs)

100   entries per page

Search:

Question(s)	OMPNumber	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	15100	10/02/2013	LEHMAN BROTHERS BANKRUPTCY PROCEEDINGS				
	15101	10/02/2013	TRIBUNE COMPANY BANKRUPTCY				

Q Archived Financial Disclosure Matter Summary

There are currently no archived DMPs.



Registration Contact Information

Viewed on April 24, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

First Name	**LESLIE**
Last Name	**COOMBS**
Street Address 1	**40 BANK STREET**
City	**LONDON**
Zip/Postal Code	**E14 SNR**
Country	**UNITED KINGDOM**
Phone	**N/A**
Email	**LESLIE.COOMBS@CITI.COM**



Enforcement/Compliance Communication Contact Information

Viewed on April 24, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

First Name	**TOBY**
Last Name	**GREEN**
Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**N/A**
Email	**TOBY.GREEN@CITI.COM**

First Name	**ANDREW**
Last Name	**MCGUIRE**
Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 2795**
Email	**ANDREW.MCGUIRE@CITI.COM**



Membership Information

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE SECURITIES AND EXCHANGE COMMISSION



Membership Contact Information

Membership Contact

First Name	**LESLIE**
Last Name	**COOMBS**
Street Address **1**	**40 BANK STREET**
City	**LONDON**
Zip/Postal Code	**E14 5NR**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 4987**
Email	**LESLIE.COOMBS@CITI.COM**

Accounting Contact

First Name	**LESLIE**
Last Name	**COOMBS**
Street Address **1**	**40 BANK STREET**
City	**LONDON**
Zip/Postal Code	**E14 5NR**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 4987**
Email	**LESLIE.COOMBS@CITI.COM**

Arbitration Contact

First Name	**ANDREW**
Last Name	**LOVE**
Street Address 1	**40 BANK STREET**
City	**LONDON**
Zip/Postal Code	**E14 5NR**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 9080**
Email	**ANDREW.LOVE@CITI.COM**

Compliance Contact

First Name	**ANDREW**
Last Name	**MCGUIRE**
Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 2795**
Email	**ANDREW.MCGUIRE@CITI.COM**

Chief Compliance Officer Contact

First Name	**DAVID**
Last Name	**FLOWERDAY**
Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 SLB**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 6939**
Email	**DAVID.FLOWERDAY@CITI.COM**

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